UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C. 20549

                   SCHEDULE 13D

     Under the Securities Exchange Act of 1934
              (Amendment No.  5    )*

               Spectrian Corporation
                 (Name of Issuer)

Common Stock
(Title of Class of Securities)

847608106
                  (CUSIP Number)

Kathleen S. Tillotson, Esq., Kopp Investment Advisors, 7701 France Ave.
                  So., Suite 500
Edina, MN 55435 (612) 841-0400
(Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications)

  2/9/00
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d- 1(b)(3) or (4), check the following box [      ].

Check the following box if a fee is being paid with the statement [      ].  (A
fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.))

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                   SCHEDULE 13D

CUSIP No.           847608106                Page 1 of 4

     l) Name of Reporting Person
         S.S. or I.R.S. Identification No. of Person

               Kopp Investment Advisors, Inc.
               I.D. No. 41-1663810

     2) Check the appropriate box if a Member of a Group

         (a)

         (b)

     3) SEC Use Only

     4) Source of Funds

                OO: Client Funds; WC

     5) Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)     [     ]

     6) Citizenship or Place of Organization

               Minnesota

     Number of shares         7) Sole Voting Power:    1,022,000
     Beneficially Owned
     by Each Reporting
     Person With:             8) Shared Voting Power:  0

                         9) Sole Dispositive Power:    750,000

                         10) Shared Dispositive Power:
                                   1,797,850

     11) Aggregate Amount Beneficially Owned by Each Reporting
           Person
                    2,547,850

     12)  Check Box if the Aggregate Amount in Row (11) Excludes
            Certain Shares*        [    ]

     13)  Percent of Class Represented by Amount in Row (11)

                    23.8%

     14)  Type of Reporting Person IA

                   SCHEDULE 13D

CUSIP No       847608106                Page 2 of 4

     l) Name of Reporting Person
        S.S. or I.R.S. Identification No. of Person

               Kopp Holding Company
               I.D. No. 41-1875362

     2) Check the appropriate box if a Member of a Group

         (a)

         (b)

     3) SEC Use Only

     4) Source of Funds

               Not applicable - indirect beneficial ownership

     5) Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)     [   ]

     6) Citizenship or Place of Organization

               Minnesota

     Number of shares         7) Sole Voting Power:    0
     Beneficially Owned
     by Each Reporting
     Person With:             8) Shared Voting Power:  0

                         9) Sole Dispositive Power:    0

                         10) Shared Dispositive Power:  0

     11) Aggregate Amount Beneficially Owned by Each Reporting
           Person

                    2,547,850

     12)  Check Box if the Aggregate Amount in Row (11) Excludes
            Certain Shares*      [  ]

     13)  Percent of Class Represented by Amount in Row (11)

                    23.8%

     14)  Type of Reporting Person HC

                   SCHEDULE 13D

CUSIP No.      847608106                Page 3 of 4

     l) Name of Reporting Person
         S.S. or I.R.S. Identification No. of Person

          Kopp Emerging Growth Fund
          I.D. No. 39-1906915

     2) Check the appropriate box if a Member of a Group

         (a)

         (b)

     3) SEC Use Only

     4) Source of Funds

               WC

     5) Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)    [  ]

     6) Citizenship or Place of Organization

               Minnesota

     Number of shares         7) Sole Voting Power:    0
     Beneficially Owned
     by Each Reporting
     Person With:             8) Shared Voting Power:  0

                         9) Sole Dispositive Power:    0

                         10) Shared Dispositive Power:  0

     11) Aggregate Amount Beneficially Owned by Each Reporting
           Person
                        700,000

     12)  Check Box if the Aggregate Amount in Row (11) Excludes
            Certain Shares*         [       ]

     13)  Percent of Class Represented by Amount in Row (11)

                    6.5%

     14)  Type of Reporting Person IV


                   SCHEDULE 13D

CUSIP No.      847608106                Page 4 of 4

     l) Name of Reporting Person
         S.S. or I.R.S. Identification No. of Person

               LeRoy C. Kopp

     2) Check the appropriate box if a Member of a Group

         (a)

         (b)

     3) SEC Use Only

     4) Source of Funds

               PF, OO

     5) Check Box if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e)    [  ]

     6) Citizenship or Place of Organization

               United States

     Number of shares         7) Sole Voting Power:    300,000
     Beneficially Owned
     by Each Reporting
     Person With:             8) Shared Voting Power:  0

                         9) Sole Dispositive Power:    300,000

                         10) Shared Dispositive Power:  0

     11) Aggregate Amount Beneficially Owned by Each Reporting
           Person

                    2,847,850

     12)  Check Box if the Aggregate Amount in Row (11) Excludes
            Certain Shares*         [       ]

     13)  Percent of Class Represented by Amount in Row (11)

                    26.6%

     14)  Type of Reporting Person IN


Item 1.  Security and Issuer

     This statement relates to the common stock, par value $.001 per share ("Common Stock"), of Spectrian Corporation, a Delaware corporation ("Company"), whose principal executive offices are located at 350 West Java Drive, Sunnyvale, CA 94089. The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 10,697,878 shares outstanding, which is the total number of shares of Common Stock outstanding as of February 7, 2000, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission ("Commission") for the period ended December 26,
1999. Unless otherwise indicated, the holdings reported herein are as of the close of business on February 10, 2000.

Item 2.  Identity and Background

     (a) This statement is filed by Kopp Investment Advisors, Inc.
("KIA"), with respect to shares of Common Stock beneficially owned directly by it and held in discretionary accounts managed by KIA; Kopp Holding
Company ("KHC"), solely as the parent corporation of KIA and indirect beneficial owner of the shares beneficially owned by KIA; Kopp Emerging Growth Fund ("KEGF") with respect to shares owned directly by KEGF; and LeRoy C. Kopp individually with respect to shares of Common Stock beneficially owned directly by him and indirectly by him by virtue of his ownership of all of the stock of KHC. The foregoing persons are hereinafter sometimes referred to as "Reporting Persons." Certain information concerning the directors and executive officers of the corporate Reporting Persons is set forth on Schedule A attached hereto and incorporated herein by reference. Any disclosures with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The business address of each of the Reporting Persons and directors and executive officers is 7701 France Avenue South, Suite 500, Edina, MN 55435.

     ( c) The principal business of KIA is that of an investment advisor managing discretionary accounts owned by numerous third-party clients, including the Kopp Emerging Growth Fund, a registered investment company incorporated under Minnesota law. KHC is a holding company engaged, through subsidiaries, in the investment industry. The principal occupation of Mr. Kopp is serving as the president of KHC and KIA.

     (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

     (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) KIA and KHC are Minnesota corporations. KEGF is a series of Kopp Funds Inc., a Minnesota corporation. Mr. Kopp and all other directors and executive officers of the Reporting Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

     The net investment cost (including commissions, if any) of the shares of Common Stock directly or indirectly beneficially owned by Mr. Kopp, which includes shares beneficially owned by the other Reporting Persons, at February 10, 2000, was $57,461,474.18. The shares beneficially owned by KIA were purchased with the investment capital of KIA or the investment capital of the owners of the discretionary accounts. The shares beneficially owned directly by Mr. Kopp were purchased with his investment capital or the funds of an employee benefit plan or 501(c)(3) corporation. See Item 5 below.


Item 4.  Purpose of Transaction

     The Reporting Persons acquired the shares of Common Stock for investment purposes, and the Reporting Persons intend to evaluate the performance of such securities as an investment in the ordinary course of business. The Reporting Persons pursue an investment objective of long term capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the management, operations and markets of companies in which they invest, including the Company, on a continual basis through analysis of research and discussions with industry and market observers and with representatives of such companies.

     Each Reporting Person that owns shares of Common Stock assesses the Company's business, financial condition, and results of operations as well as economic conditions and securities markets in general and those for the Company's shares in particular. Depending on such assessments, one or more of such Reporting Persons may acquire additional shares or may sell or otherwise dispose of all or some of the shares of Common Stock. Such actions will depend on a variety of factors, including current and anticipated trading prices for the Common Stock, alternative investment opportunities, and general economic, financial market, and industry conditions.

     The Reporting Persons understand that prior purchases of shares of Common Stock, if any, by persons named in Schedule A to this statement were made for the purpose of each such person's personal investment.

     Except as described in this Item 4, none of the Reporting Persons nor any other person named in Schedule A has any plans or proposals that relate to, or would result in, any matter required to be disclosed in response to paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The shares of Common Stock were not acquired for the purpose, nor with the effect, of changing or influencing the control of the Company. Neither any of the Reporting Persons nor any client or shareholder thereof is a member of a "group" for any purpose.

Item 5.  Interest in Securities of the Issuer

     (a) Through its own investment account, KIA is the direct owner of 50,000 shares of the Common Stock. By virtue of limited powers of attorney and/or investment advisory agreements, KIA is the beneficial owner of 2,497,850 shares, or 23.3%, of the Common Stock. KIA has sole voting power over its investment account and, by special agreement, over a small percentage of the shares managed for clients. Under its standard investment agreement, KIA does not vote its clients' shares. By virtue of the relationships described in Item 2 of this statement, KHC and Mr. Kopp have indirect beneficial ownership of the shares beneficially owned by KIA.

     Mr. Kopp's direct beneficial ownership comprises Common Stock held in the Kopp Family Foundation ("KFF"), for which he serves as a director; held in the LeRoy C. Kopp Individual Retirement Account ("IRA"); held in the Kopp Holding Company Profit Sharing Plan ("Plan"), for which he serves as sole trustee; and held directly by him. The KFF is the direct owner of 40,000 shares, or approximately .4%, of the Common Stock. The
IRA is the direct owner of 190,000 shares, or approximately 1.8%, of the Common Stock. The Plan is the direct owner of 15,000 shares, or approximately .1%, of the Common Stock. Mr. Kopp owns directly 55,000 shares, or approximately .5%, of the Common Stock. In the aggregate, including the shares beneficially owned by KIA, Mr. Kopp may be deemed beneficially to own a total of 2,847,850 shares, or 26.6%, of the Common Stock.

     (b) KIA has sole power to vote 1,022,000 shares of the Common
Stock. Pursuant to the limited powers of attorney granted to KIA by its clients, which generally are terminable immediately upon notice, KIA in effect shares with the majority of its clients the power to dispose of the Common Stock owned by them. KIA has sole power to dispose of 750,000
shares.   In effect Mr. Kopp has sole power to dispose of and to vote the
Common Stock beneficially owned directly by him.

     ( c) The identity of the Reporting Person, type of transaction, date, number of shares, and price per share (excluding commission) for all transactions in the Common Stock by the Reporting Persons within the past
60 days are set forth on Schedule B attached hereto and incorporated by reference herein. Substantially all trades by the Reporting Persons are done in the over-the-counter market.

     (d) With the exception of the clients of KIA and the employees of KHC, no person other than each respective record owner of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of such shares of Common Stock.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     KIA and the Company have entered into a letter of understanding relative to KIA's control of the Common Stock to allow KIA to be exempt from the definition of "acquiring person" under the Company's Stockholder Rights Plan. Except as otherwise expressly disclosed herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to the Common Stock. The filing of this Schedule shall NOT be construed as an admission that a Reporting Person is a beneficial owner of any shares of Common Stock for any purpose, including for purposes of Sections 13, 14 or 16 of the Securities Exchange Act of 1934, as amended from time to time.

Item 7.  Material to Be Filed as Exhibits

     Exhibit 1 - A written agreement relating to the filing of this statement pursuant to Rule 13d-1(f).
                    Signatures

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.


Dated:                2/17/00

KOPP INVESTMENT ADVISORS, INC.

BY:

TITLE:        Chief Financial Officer

KOPP HOLDING COMPANY

BY:

TITLE:        Chief Financial Officer

LEROY C. KOPP



KOPP FUNDS, INC.

BY:

TITLE:            President

                     Exhibit 1

              JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock (as defined) and to the attachment of this agreement to the Schedule 13D as Exhibit 1 thereto.
IN WITNESS WHEREOF, the undersigned hereby execute this Agreement
this    17th       day of    February 2000     .


KOPP INVESTMENT ADVISORS, INC.

BY:

TITLE:            President

KOPP HOLDING COMPANY

BY:

TITLE:            President

LEROY C. KOPP



KOPP FUNDS, INC.

BY:

TITLE:            President

















                    Schedule A

List of Directors, Executive Officers, and Control Persons


LeRoy C. Kopp, individually, and as sole director and president of Kopp Investment Advisors, Inc. and Kopp Holding Company

John P. Flakne as chief financial officer of KIA, KHC and KEGF

Kathleen S. Tillotson as Executive Vice President of KEGF









































Kopp Investment Advisors - Schedule B

Daily Trade Report
"December 13, 1999 thru February 10, 2000"

Trade	Reporting
Date	Person	Activity	Quantity	Symbol	Price

02-10-00	KIA	BUY	3000	spct	21.00
02-10-00	KIA	SELL	800	spct	20.75
02-10-00	KIA	BUY	500	spct	21.00
02-08-00	KIA	SELL	2000	spct	22.64
02-08-00	KIA	SELL	1500	spct	22.27
02-07-00	KIA	BUY	600	spct	22.63
02-04-00	KIA	BUY	1000	spct	22.50
02-04-00	KIA	BUY	1000	spct	22.19
02-03-00	KIA	BUY	5000	spct	22.06
02-03-00	KIA	BUY	2000	spct	22.25
02-03-00	KIA	BUY	1500	spct	22.06
02-03-00	KIA	BUY	1000	spct	22.25
02-03-00	KIA	BUY	100	spct	22.25
02-03-00	KIA	BUY	1400	spct	22.38
02-03-00	KIA	SELL	500	spct	22.16
02-02-00	KIA	BUY	2500	spct	22.00
02-02-00	KIA	BUY	2000	spct	21.75
02-02-00	KIA	BUY	10000	spct	21.78
02-01-00	KIA	BUY	1000	spct	22.00
02-01-00	KIA	BUY	500	spct	22.25
02-01-00	KIA	BUY	9000	spct	21.90
02-01-00	KIA	BUY	10000	spct	22.28
02-01-00	KIA	BUY	100	spct	21.00
02-01-00	KIA	BUY	100	spct	21.25
02-01-00	KIA	BUY	800	spct	21.51
02-01-00	KIA	BUY	2000	spct	22.00
01-31-00	KIA	BUY	1000	spct	21.00
01-31-00	KIA	BUY	500	spct	21.88
01-28-00	KIA	BUY	500	spct	21.38
01-28-00	KIA	BUY	1000	spct	21.63
01-28-00	KIA	BUY	200	spct	21.38
01-28-00	KIA	BUY	5000	spct	21.94
01-27-00	KIA	BUY	700	spct	22.75
01-27-00	KIA	BUY	1000	spct	22.75
01-27-00	KIA	BUY	500	spct	22.69
01-27-00	KIA	BUY	500	spct	22.76
01-27-00	KIA	BUY	1500	spct	22.88
01-27-00	KIA	BUY	1000	spct	22.75
01-26-00	KIA	SELL	1000	spct	22.80
01-26-00	KIA	BUY	1000	spct	22.50
01-26-00	KIA	BUY	1000	spct	22.63
01-26-00	KIA	BUY	1000	spct	22.31
01-26-00	KIA	BUY	1000	spct	22.75
01-26-00	KIA	BUY	300	spct	22.63
01-26-00	KIA	BUY	2000	spct	22.81
01-25-00	KIA	SELL	500	spct	21.10
01-25-00	KIA	SELL	500	spct	21.06
01-25-00	KIA	SELL	500	spct	23.24
01-25-00	KIA	SELL	300	spct	23.00
01-25-00	KIA	BUY	10000	spct	21.25
01-25-00	KIA	BUY	1000	spct	21.44
01-25-00	KIA	BUY	500	spct	21.31
01-24-00	KIA	BUY	20000	spct	24.27
01-21-00	KIA	BUY	2000	spct	26.24
01-21-00	KIA	BUY	800	spct	26.25
01-21-00	KIA	BUY	900	spct	26.25
01-21-00	KIA	BUY	100	spct	26.25
01-19-00	KIA	SELL	400	spct	22.87
01-18-00	KIA	SELL	1000	spct	23.69
01-18-00	KIA	BUY	200	spct	23.77
01-18-00	KIA	BUY	2500	spct	24.88
01-18-00	KIA	BUY	4000	spct	24.88
01-18-00	KIA	BUY	1500	spct	23.00
01-18-00	KIA	BUY	100	spct	23.00
01-18-00	KIA	BUY	400	spct	23.00
01-14-00	KIA	BUY	1400	spct	25.00
01-14-00	KIA	BUY	600	spct	25.00
01-14-00	KIA	BUY	1000	spct	24.50
01-14-00	KIA	BUY	1000	spct	25.00
01-14-00	KIA	BUY	1000	spct	24.94
01-14-00	KIA	BUY	1200	spct	25.00
01-14-00	KIA	BUY	400	spct	24.94
01-14-00	KIA	BUY	800	spct	25.01
01-14-00	KIA	BUY	700	spct	24.94
01-14-00	KIA	BUY	1000	spct	24.69
01-14-00	KIA	BUY	600	spct	25.00
01-14-00	KIA	BUY	10000	spct	24.75
01-14-00	KIA	BUY	100	spct	24.81
01-14-00	KIA	BUY	700	spct	24.75
01-14-00	KIA	BUY	10000	spct	24.50
01-14-00	KIA	BUY	1500	spct	24.50
01-14-00	KIA	BUY	1500	spct	24.75
01-14-00	KIA	BUY	500	spct	24.50
01-14-00	KIA	BUY	2500	spct	25.00
01-14-00	KIA	BUY	1000	spct	24.75
01-14-00	KIA	BUY	1000	spct	24.88
01-13-00	KIA	BUY	2000	spct	23.25
01-13-00	KIA	BUY	1200	spct	23.27
01-13-00	KIA	BUY	3000	spct	23.83
01-13-00	KIA	BUY	700	spct	23.00
01-13-00	KIA	BUY	400	spct	23.13
01-13-00	KIA	BUY	100	spct	23.19
01-13-00	KIA	BUY	100	spct	23.25
01-13-00	KIA	BUY	200	spct	23.38
01-13-00	KIA	BUY	500	spct	24.01
01-13-00	KIA	BUY	2000	spct	23.02
01-13-00	KIA	BUY	1300	spct	23.50
01-13-00	KIA	BUY	1000	spct	23.13
01-13-00	KIA	BUY	1000	spct	23.13
01-13-00	KIA	BUY	1300	spct	23.00
01-13-00	KIA	BUY	1000	spct	24.13
01-13-00	KIA	BUY	1000	spct	22.94
01-13-00	KIA	BUY	3000	spct	23.92
01-13-00	KIA	BUY	300	spct	23.00
01-12-00	KIA	BUY	1800	spct	23.13
01-12-00	KIA	BUY	3000	spct	23.14
01-12-00	KIA	BUY	2000	spct	23.14
01-12-00	KIA	BUY	1650	spct	23.00
01-12-00	KIA	BUY	2000	spct	23.14
01-12-00	KIA	BUY	400	spct	23.63
01-12-00	KIA	BUY	1000	spct	23.38
01-12-00	KIA	BUY	1800	spct	23.18
01-12-00	KIA	BUY	5000	spct	23.31
01-12-00	KIA	BUY	400	spct	23.25
01-12-00	KIA	BUY	1000	spct	23.31
01-12-00	KIA	BUY	900	spct	23.19
01-12-00	KIA	BUY	700	spct	23.38
01-12-00	KIA	BUY	2200	spct	23.13
01-12-00	KIA	BUY	800	spct	23.19
01-12-00	KIA	BUY	350	spct	23.06
01-12-00	KIA	BUY	200	spct	23.06
01-12-00	KIA	BUY	300	spct	23.22
01-12-00	KIA	BUY	2000	spct	23.13
01-12-00	KIA	BUY	1000	spct	23.06
01-12-00	KIA	BUY	1200	spct	23.06
01-12-00	KIA	BUY	10000	spct	23.31
01-12-00	KIA	BUY	2500	spct	23.14
01-12-00	KIA	BUY	2500	spct	23.14
01-12-00	KIA	BUY	4000	spct	23.13
01-11-00	KIA	BUY	3000	spct	23.75
01-11-00	KIA	BUY	5000	spct	23.94
01-11-00	KIA	BUY	10000	spct	20.97
01-11-00	KIA	BUY	1000	spct	23.75
01-10-00	KIA	BUY	1000	spct	20.63
01-10-00	KIA	BUY	2000	spct	20.88
01-10-00	KIA	BUY	4000	spct	20.97
01-08-00	KIA	BUY	700	spct	22.00
01-07-00	KIA	BUY	5000	spct	23.00
01-07-00	KIA	BUY	800	spct	23.00
01-07-00	KIA	BUY	10000	spct	22.56
01-07-00	CTRL	BUY	10000	spct	22.56
01-07-00	KIA	BUY	5000	spct	23.06
01-07-00	KIA	BUY	1000	spct	23.00
01-07-00	KIA	BUY	1000	spct	23.00
01-07-00	KIA	BUY	7000	spct	23.06
01-07-00	KIA	BUY	600	spct	23.06
01-07-00	KIA	BUY	600	spct	23.06
01-07-00	KIA	BUY	700	spct	23.00
01-07-00	KIA	BUY	600	spct	23.00
01-07-00	KIA	BUY	1500	spct	23.06
01-06-00	KIA	BUY	10000	spct	25.94
01-06-00	KIA	BUY	1500	spct	25.69
01-06-00	KIA	BUY	2000	spct	26.18
01-06-00	KIA	BUY	1500	spct	26.18
01-06-00	KIA	BUY	800	spct	26.19
01-06-00	KIA	BUY	1200	spct	26.25
01-06-00	KIA	BUY	1500	spct	26.25
01-06-00	KIA	BUY	1500	spct	26.25
01-06-00	KIA	BUY	2000	spct	26.18
01-06-00	KIA	BUY	3000	spct	26.18
01-05-00	KIA	BUY	900	spct	25.88
01-05-00	KIA	BUY	1000	spct	26.06
01-05-00	KIA	BUY	400	spct	25.13
01-05-00	KIA	BUY	500	spct	24.13
01-05-00	KIA	BUY	10000	spct	25.25
01-05-00	KIA	BUY	300	spct	24.88
01-04-00	KIA	SELL	100	spct	27.69
01-04-00	KIA	BUY	200	spct	27.90
01-04-00	KIA	BUY	1300	spct	27.81
01-03-00	KIA	BUY	800	spct	28.31
01-03-00	KIA	BUY	700	spct	28.75
01-03-00	KIA	BUY	1000	spct	28.50
01-03-00	KIA	BUY	1000	spct	28.31
01-03-00	KIA	BUY	800	spct	28.13
01-03-00	KIA	BUY	700	spct	28.50
01-03-00	KIA	BUY	1000	spct	28.13
01-03-00	KIA	BUY	1000	spct	27.56
01-03-00	KIA	BUY	500	spct	28.00
01-03-00	KIA	BUY	200	spct	28.00
01-03-00	KIA	BUY	900	spct	28.19
01-03-00	KIA	BUY	400	spct	27.75
01-03-00	KIA	BUY	400	spct	28.13
01-03-00	KIA	BUY	1100	spct	28.19
01-03-00	KIA	BUY	1000	spct	28.50
01-03-00	KIA	BUY	100	spct	28.06
01-03-00	KIA	BUY	300	spct	28.31
01-03-00	KIA	BUY	600	spct	28.50
01-03-00	KIA	BUY	1000	spct	28.19
01-03-00	KIA	BUY	300	spct	28.52
01-03-00	KIA	BUY	800	spct	28.50
01-03-00	KIA	BUY	1500	spct	28.50
01-03-00	KIA	BUY	1000	spct	28.50
01-03-00	KIA	BUY	2500	spct	28.19
12-31-99	KIA	BUY	400	spct	27.50
12-31-99	KIA	BUY	100	spct	27.31
12-31-99	KIA	BUY	1000	spct	28.00
12-31-99	KIA	BUY	500	spct	27.50
12-30-99	KIA	BUY	1500	spct	28.10
12-30-99	KIA	BUY	900	spct	27.88
12-30-99	KIA	BUY	100	spct	27.81
12-30-99	KIA	BUY	2000	spct	28.00
12-30-99	KIA	BUY	1000	spct	28.10
12-30-99	KIA	BUY	1000	spct	28.10
12-30-99	KIA	BUY	800	spct	28.10
12-30-99	KIA	BUY	2000	spct	28.10
12-30-99	KIA	BUY	500	spct	28.10
12-30-99	KIA	BUY	1000	spct	28.10
12-30-99	KIA	BUY	500	spct	28.10
12-30-99	KIA	BUY	1500	spct	28.10
12-30-99	KIA	BUY	2000	spct	28.10
12-30-99	KIA	BUY	700	spct	28.10
12-30-99	KIA	BUY	500	spct	28.10
12-30-99	CTRL	BUY	5000	spct	27.50
12-30-99	KIA	BUY	800	spct	28.10
12-30-99	KIA	BUY	500	spct	28.00
12-30-99	KIA	BUY	700	spct	28.10
12-30-99	KIA	BUY	500	spct	27.44
12-30-99	KIA	BUY	1000	spct	28.10
12-30-99	KIA	BUY	2000	spct	27.69
12-30-99	KIA	BUY	2000	spct	28.10
12-29-99	KIA	BUY	500	spct	26.76
12-29-99	KIA	SELL	150	spct	27.50
12-29-99	CTRL	BUY	15000	spct	28.25
12-29-99	KIA	BUY	500	spct	27.19
12-29-99	KIA	BUY	1000	spct	26.56
12-29-99	KIA	BUY	100	spct	27.63
12-29-99	KIA	BUY	300	spct	27.69
12-29-99	KIA	BUY	600	spct	27.88
12-29-99	KIA	BUY	100	spct	27.38
12-29-99	KIA	BUY	500	spct	27.63
12-29-99	KIA	BUY	1400	spct	27.75
12-29-99	KIA	BUY	1000	spct	27.50
12-29-99	KIA	BUY	900	spct	28.00
12-29-99	KIA	BUY	100	spct	27.75
12-29-99	KIA	BUY	100	spct	26.88
12-29-99	KIA	BUY	100	spct	27.13
12-29-99	KIA	BUY	1000	spct	27.63
12-29-99	KIA	BUY	500	spct	27.75
12-29-99	KIA	BUY	100	spct	27.75
12-29-99	KIA	BUY	200	spct	27.75
12-28-99	KIA	BUY	200	spct	26.00
12-28-99	KIA	BUY	1100	spct	26.25
12-28-99	KIA	BUY	1000	spct	26.50
12-28-99	KIA	BUY	100	spct	26.00
12-28-99	KIA	BUY	900	spct	26.38
12-28-99	KIA	BUY	1000	spct	26.00
12-28-99	KIA	BUY	400	spct	26.38
12-28-99	KIA	BUY	300	spct	26.00
12-28-99	KIA	BUY	700	spct	26.00
12-28-99	KIA	BUY	400	spct	26.13
12-28-99	KIA	BUY	100	spct	26.38
12-28-99	KIA	BUY	500	spct	25.75
12-28-99	KIA	BUY	100	spct	26.00
12-28-99	KIA	BUY	400	spct	26.25
12-28-99	KIA	BUY	500	spct	26.25
12-28-99	KIA	BUY	1000	spct	26.38
12-28-99	KIA	BUY	300	spct	24.51
12-28-99	KIA	BUY	500	spct	26.38
12-28-99	KIA	BUY	1000	spct	26.75
12-28-99	KIA	BUY	800	spct	26.51
12-28-99	CTRL	BUY	20000	spct	27.25
12-28-99	KIA	BUY	10000	spct	26.63
12-28-99	KIA	BUY	200	spct	26.75
12-28-99	KIA	BUY	1000	spct	26.75
12-27-99	KIA	BUY	1000	spct	24.88
12-27-99	KIA	BUY	500	spct	24.63
12-27-99	KIA	BUY	500	spct	24.50
12-27-99	KIA	BUY	100	spct	24.88
12-27-99	KIA	BUY	900	spct	25.00
12-27-99	KIA	BUY	500	spct	25.38
12-27-99	CTRL	BUY	10000	spct	26.63
12-27-99	KIA	BUY	300	spct	25.00
12-27-99	KIA	BUY	20000	spct	25.88
12-27-99	KIA	BUY	1000	spct	25.38
12-27-99	KIA	BUY	300	spct	25.44
12-23-99	KIA	BUY	1000	spct	26.44
12-23-99	KIA	BUY	500	spct	28.76
12-23-99	KIA	BUY	500	spct	25.94
12-23-99	KIA	BUY	2000	spct	26.06
12-23-99	KIA	BUY	100	spct	26.25
12-23-99	KIA	BUY	1900	spct	26.56
12-23-99	KIA	BUY	1000	spct	26.56
12-23-99	KIA	BUY	1000	spct	26.69
12-23-99	KIA	BUY	500	spct	26.89
12-23-99	KIA	BUY	5000	spct	28.21
12-23-99	KIA	BUY	500	spct	28.06
12-23-99	KIA	BUY	300	spct	28.50
12-23-99	KIA	BUY	500	spct	26.25
12-23-99	KIA	BUY	1500	spct	26.38
12-23-99	KIA	BUY	800	spct	26.63
12-23-99	KIA	BUY	1200	spct	27.38
12-23-99	KIA	BUY	1000	spct	26.07
12-23-99	KIA	BUY	1000	spct	26.38
12-23-99	KIA	BUY	500	spct	26.38
12-23-99	KIA	BUY	2500	spct	26.75
12-23-99	KIA	BUY	600	spct	25.94
12-23-99	KIA	BUY	1200	spct	26.06
12-23-99	KIA	BUY	1300	spct	26.38
12-23-99	KIA	BUY	2000	spct	26.38
12-22-99	KIA	BUY	1000	spct	26.13
12-22-99	KIA	BUY	600	spct	26.06
12-22-99	KIA	BUY	400	spct	26.50
12-22-99	KIA	BUY	500	spct	25.44
12-22-99	KIA	BUY	500	spct	25.50
12-22-99	KIA	BUY	500	spct	26.69
12-22-99	KIA	BUY	1300	spct	24.44
12-22-99	KIA	BUY	300	spct	24.50
12-22-99	KIA	BUY	1400	spct	24.63
12-22-99	KIA	BUY	500	spct	25.00
12-22-99	KIA	BUY	600	spct	26.50
12-22-99	KIA	BUY	600	spct	26.75
12-22-99	KIA	BUY	300	spct	26.88
12-22-99	KIA	BUY	1000	spct	26.88
12-22-99	KIA	BUY	1000	spct	25.76
12-22-99	KIA	BUY	1500	spct	25.50
12-22-99	KIA	BUY	500	spct	26.88
12-22-99	KIA	BUY	400	spct	25.75
12-22-99	KIA	BUY	1100	spct	26.00
12-22-99	KIA	BUY	2600	spct	25.53
12-22-99	KIA	BUY	2500	spct	26.88
12-22-99	KIA	BUY	1900	spct	25.75
12-22-99	KIA	BUY	500	spct	25.44
12-22-99	KIA	BUY	100	spct	25.63
12-22-99	KIA	BUY	500	spct	25.50
12-22-99	KIA	BUY	1000	spct	26.88
12-21-99	KIA	BUY	1000	spct	24.63
12-21-99	KIA	BUY	1000	spct	24.50
12-21-99	KIA	BUY	1000	spct	24.50
12-21-99	KIA	BUY	3000	spct	24.54
12-21-99	KIA	BUY	25	spct	25.25
12-21-99	KIA	BUY	2000	spct	24.63
12-21-99	KIA	BUY	1000	spct	24.69
12-21-99	CTRL	BUY	14000	spct	25.75
12-21-99	KIA	BUY	4000	spct	24.63
12-21-99	KIA	BUY	1550	spct	25.75
12-21-99	KIA	BUY	1100	spct	23.50
12-21-99	KIA	BUY	1900	spct	24.13
12-21-99	KIA	BUY	1000	spct	24.63
12-20-99	KIA	BUY	1000	spct	24.50
12-20-99	KIA	BUY	500	spct	24.13
12-20-99	KIA	BUY	1000	spct	24.13
12-20-99	KIA	BUY	500	spct	24.25
12-20-99	KIA	BUY	1500	spct	24.25
12-20-99	KIA	BUY	1000	spct	24.13
12-20-99	CTRL	BUY	15000	spct	23.75
12-20-99	KIA	BUY	1200	spct	23.75
12-20-99	KIA	SELL	100	spct	24.00
12-20-99	KIA	SELL	100	spct	24.00
12-20-99	KIA	SELL	50	spct	24.00
12-17-99	KIA	BUY	1000	spct	22.25
12-17-99	KIA	BUY	1500	spct	22.38
12-17-99	KIA	BUY	2500	spct	23.08
12-17-99	KIA	BUY	1000	spct	22.25
12-17-99	KIA	BUY	1000	spct	22.50
12-17-99	KIA	BUY	700	spct	23.06
12-17-99	KIA	BUY	300	spct	23.13
12-17-99	KIA	BUY	1500	spct	23.25
12-17-99	KIA	BUY	2500	spct	23.25
12-17-99	KIA	BUY	1000	spct	22.38
12-17-99	KIA	BUY	1000	spct	22.51
12-17-99	KIA	BUY	1500	spct	23.91
12-17-99	CTRL	BUY	15000	spct	23.81
12-17-99	KIA	BUY	3500	spct	23.91
12-17-99	KIA	BUY	500	spct	22.38
12-17-99	KIA	BUY	800	spct	22.38
12-17-99	KIA	BUY	2100	spct	24.38
12-17-99	KIA	BUY	400	spct	25.00
12-17-99	KIA	BUY	4500	spct	22.38
12-17-99	KIA	BUY	2000	spct	22.25
12-17-99	KIA	BUY	2500	spct	23.08
12-17-99	KIA	BUY	1500	spct	23.50
12-17-99	KIA	BUY	1500	spct	23.50
12-16-99	KIA	BUY	1000	spct	22.50
12-16-99	KIA	BUY	200	spct	22.81
12-16-99	KIA	BUY	2800	spct	23.06
12-16-99	KIA	BUY	1000	spct	23.07
12-16-99	KIA	BUY	700	spct	22.50
12-15-99	KIA	BUY	2000	spct	23.00
12-15-99	KIA	BUY	1000	spct	23.01
12-15-99	KIA	BUY	1300	spct	23.00
12-15-99	KIA	BUY	300	spct	22.94
12-15-99	KIA	BUY	100	spct	23.00
12-15-99	KIA	BUY	600	spct	23.06
12-15-99	KIA	BUY	1000	spct	23.00
12-15-99	KIA	BUY	2000	spct	22.63
12-13-99	KIA	BUY	1000	spct	24.88
12-13-99	KIA	SELL	125	spct	24.72